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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)


                            LUMEN TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            LUMEN TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  550242 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               MARTIN E. FRANKLIN
                             CHAIRMAN OF THE BOARD
                           555 THEODORE FREMD AVENUE
                                  SUITE B-302
                              RYE, NEW YORK 10580
                                 (914) 967-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                            ROBERT L. LAWRENCE, ESQ.
                               KANE KESSLER, P.C.
                   1350 AVENUE OF THE AMERICAS -- 26TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

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     This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on October 27, 1998 (the "Statement") with respect to the tender offer by Lighthouse Weston Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per Share, net to the seller in cash, without interest thereon. The items of the Statement set forth below are hereby amended and supplemented as follows:


ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described in this Schedule and on Annex I attached hereto, which is incorporated herein by reference, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

                          AGREEMENT AND PLAN OF MERGER

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the same meaning as in the Merger Agreement.

     The Offer In the Merger Agreement, the Purchaser has agreed, among other things, subject to certain conditions, to commence the Offer for all Shares at a price of $7.75 per Share, net to the seller in cash without interest thereon. Subject to certain conditions, the Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer. The Purchaser expressly reserves the right, subject to compliance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to modify the terms of the Offer, except that, without the consent of the Company, the Purchaser shall not amend or waive the Minimum Condition, reduce the maximum number of Shares to be purchased, reduce the price to be paid per Share pursuant to the Offer, change the form of

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consideration to be paid in the Offer, impose additional conditions to the Offer or amend any other material term of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, the Purchaser may, in its sole discretion, (A) extend the Offer if at the scheduled or any extended expiration date of the Offer any of the conditions set forth in the Merger Agreement (including the Minimum Condition) shall not be satisfied or waived, until such time as such conditions are satisfied or waived, and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer; provided, however, that, without the Company's written consent, the Purchaser may not extend the expiration date of the Offer to a date later than 11:59 p.m. on December 31, 1998.

     Approval of the Merger The Delaware Law requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved and found advisable by the Board of Directors and generally by a majority of the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement, and the transactions contemplated thereby, and, solely for the purpose of satisfying the requirements of Section 203 of the Delaware Law, the Stockholders' Agreement and the transactions contemplated thereby; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described below is not available. Under the Delaware Law, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. Such approval may be obtained by written consent in lieu of a stockholders' meeting. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The Delaware Law also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of any of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     The Merger The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of certain conditions set forth in the Merger Agreement (but in no event prior to January 11, 1999, unless so requested by the Parent), subject to the terms and conditions thereof and the satisfaction or waiver of the other conditions to the Merger and in accordance with the Delaware Law, the Purchaser shall be merged with and into the Company, the separate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation. Upon the Effective Time of the Merger, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Parent, the Purchaser or the Company or any direct or indirect subsidiary of the Parent, the Purchaser or the Company and Shares held by stockholders, if any, who are entitled to and who perfect their appraisal rights (See "Appraisal Rights") under Section 262 of the Delaware Law) will be cancelled and extinguished and be converted into and represent the right to receive the Merger Consideration and (ii) each outstanding share of the Purchaser's capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of the same class of capital stock of the Surviving Corporation. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent.

     The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Purchaser as in effect immediately prior to the Effective Time will become the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided under the Delaware Law except that the name of the Surviving Corporation will be "Lumen Technologies, Inc." and the indemnification provisions set forth in the Certificate of Incorporation and By-Laws of the Surviving Corporation shall be restated to conform to the indemnification provisions set forth in the Certificate of Incorporation and Bylaws, respectively, of the Company. In addition, under the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation following the Merger, in each case until their successors are elected and qualified.

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     Designation of Directors  The Merger Agreement provides that, promptly upon the acceptance for payment of and payment by the Purchaser for any Shares pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by the Purchaser, the Purchaser shall be entitled to designate such number of the Company's directors, rounded to the nearest whole number, as will give the Purchaser representation on the Company's Board of Directors equal to the greater of (i) a majority and (ii) the product of the total number of the Company's directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Shares so accepted for payment and paid for by the Purchaser bears to the number of Shares outstanding, and the Company shall, at such time, take such actions as are necessary to cause the Purchaser's designees to be so elected or appointed, including increasing the size of the Company's Board of Directors or using its best efforts to secure the resignations of incumbent directors or both; provided, however, that, notwithstanding the Purchaser's right to designate certain of the Company's directors as described above, until the Effective Time, the Company's directors shall include at least three directors who were directors on the date of the Merger Agreement (the "Independent Directors"); provided, further, that, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Director shall be entitled to designate a person to fill such vacancies and such person shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be designees, stockholders, directors, officers, employees or affiliates of the Parent or the Purchaser, and such persons shall be deemed to be Independent Directors.

     Notwithstanding anything in the Merger Agreement to the contrary, subject to the terms of the Company's Certificate of Incorporation and Bylaws, in the event that the Purchaser's designees are appointed or elected as the Company's directors, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority (or, if there are only one or two Independent Directors, the single or unanimous vote, as the case may be) of the Independent Directors (who shall act as an independent committee of the Board of Directors for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Parent's and the Purchaser's respective obligations under the Merger Agreement, or (iv) approve any other action by the Company that the Independent Directors reasonably determine would materially adversely affect the interests of the stockholders of the Company (other than the Parent, the Purchaser and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     Representations and Warranties The Merger Agreement contains certain customary representations and warranties of the parties. The Company has made representations and warranties to the Parent and the Purchaser regarding, among other things: (i) the Company's organization and qualification; (ii) the Company's subsidiaries; (iii) the Company's capitalization; (iv) the Company's authority to enter into and perform its obligations under the Merger Agreement;
(v) the compliance of the transactions contemplated by the Merger Agreement with the Company's or its Subsidiaries' Certificate of Incorporation and Bylaws, certain agreements and applicable laws; (vi) the accuracy and completeness of the Company's Exchange Act filings with the Commission and any written information provided by or on behalf of the Company which is included in the
Schedule 14D-1 and the Offer Documents; (vii) the absence of undisclosed liabilities; (viii) the absence of certain specified changes in the condition (financial or other), results of operations, stockholders' equity, business, assets, properties, liabilities, capitalization or operation of the Company and its subsidiaries since September 30, 1998; (ix) certain matters relating to the Company's contracts; (x) transactions with affiliates of the Company; (xi) employee benefits matters; (xii) properties and liens; (xiii) environmental matters; (xiv) tax matters; (xv) compliance with laws; (xvi) intellectual property matters; (xvii) litigation; (xviii) the right of the Company to prepay its outstanding indebtedness; (xix) the vote required to approve the merger;
(xx) "Year 2000" compliance; (xxi) insurance matters; (xxii) the cessation of discussions or negotiations with other persons regarding an Acquisition Proposal; and (xxiii) brokerage fees or commissions.

     The Parent and the Purchaser have made representations and warranties to the Company regarding, among other things: (i) the Parent's and the Purchaser's organization and qualification; (ii) the Parent's and

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the Purchaser's authority to enter into and perform their respective obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with the Parent's and the Purchaser's respective charters or By-Laws, certain agreements and applicable laws; (iv) the accuracy and completeness of the documents filed by the Parent and the Purchaser with the Commission in connection with the Offer or provided to the Company for inclusion in the Schedule 14D-9; (v) the interim operations of the Purchaser;
(vi) the availability of funds necessary to purchase the Shares; and (vii) brokerage fees or commissions.

     The representations and warranties contained in the Merger Agreement shall expire with, and be terminated and extinguished upon, consummation of the Merger.

  Certain Conditions of the Offer.

     Pursuant to the Merger Agreement, the Minimum Condition and the other conditions to the Offer are as follows:


          Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer unless the number of Shares tendered and not withdrawn not later than the date and time of expiration of the Offer, shall equal at least a majority of the Fully Diluted Shares (as defined below). For purposes of the Merger Agreement, "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities (other than (i) the exercise of Company Options that are exercisable for Shares that would, following such exercise, be subject to the Stockholders' Agreement and (ii) the conversion of the Convertible Notes). The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, November 24, 1998, unless and until the Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.



          Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered pursuant to the Offer unless all applicable waiting periods under the HSR Act shall have expired or been terminated.


          Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to the previous provisions, to pay for any Shares not accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:


             (a) the Purchaser is not entitled to vote its Shares for the Merger; or

             (b) except for matters (i) which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby or (ii) which generally affect the economy or the industry in which the Company is engaged, any change shall have occurred in the condition (financial or other), results of operations, stockholders' equity, business, assets, properties, liabilities or capitalization of the Company and its Subsidiaries which has resulted in a Material Adverse Effect; or

             (c) there shall have been instituted or be pending before any Governmental Entity any action, proceeding, application, claim or counterclaim or any judgment, order or injunction sought or any other action taken by any Governmental Entity or by any person who has made an Acquisition Proposal, which (i) challenges the acquisition by the Parent or the Purchaser (or any other affiliate of the Parent) of any Shares pursuant to the Offer, the Merger or the Stockholders' Agreement, restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company, seeks to obtain any material amount of damages, or otherwise directly or indirectly materially

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        adversely affects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement,
        (ii) seeks to prohibit or limit materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or of the Parent and its affiliates, or to compel the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) seeks to impose any material limitation on the ability of the Company, the Parent, or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any subsidiary's business or own such assets,
        (iv) seeks to impose or confirm any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) seeks to require divestiture by the Purchaser or any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in, or has a substantial likelihood of resulting in, a Material Adverse Effect; or

             (d) there shall have been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity, whether on its own initiative or the initiative of any other person, which (i) restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company or otherwise directly or indirectly materially adversely affects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement,
        (ii) prohibits or limits materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole or of the Parent and its affiliates, or compels the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its Subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) imposes any material limitation on the ability of the Company, the Parent, or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any Subsidiary's business or own such assets, (iv) imposes or confirms any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) requires divestiture by the Purchaser or any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in, or has a substantial likelihood of resulting in, a Material Adverse Effect; or

             (e) there shall be any statute, rule or regulation enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement, or any other action shall have been taken by any Governmental Entity, other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholders' Agreement of waiting periods under the HSR Act that results in, directly or indirectly, any of the consequences referred to in clauses (i) through (vi) of paragraph
        (c) above; or

             (f) the Company shall have failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement within five days following written notice of such failure by the Parent to the Company; or

             (g) (i) the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified in a manner adverse to the Parent or the Purchaser its approval or

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        recommendation of the Offer, the Merger, the Merger Agreement or the
        Stockholders' Agreement or (B) approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into, or publicly announced its intention to enter into, any agreement with respect to any Acquisition Proposal or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

             (h) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct in any material respect, in each case at the date of the Merger Agreement (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

             (i) except as to matters which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby, any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to having or resulting in a Material Adverse Effect shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct and the effect of such breach or failure to be true or correct shall be that the matter shall have a Material Adverse Effect, in each case at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

             (j) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Parent and the Purchaser (and the other affiliates of the Parent) and may be asserted by the Parent and the Purchaser (and the other affiliates of the Parent) regardless of the circumstances giving rise to any such condition and may be waived by the Parent or the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Conditions to the Merger

     The obligations of each of the Purchaser, the Parent and the Company to consummate the Merger are subject to the fulfillment, at or prior to the Effective Time, of each of the following conditions:

          (i) the Parent or the Purchaser shall have made, or caused to be made, the Offer on the terms and conditions set forth in the Merger Agreement and shall have purchased, or caused to be purchased, all Shares validly tendered and not withdrawn pursuant to the Offer;

          (ii) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the stockholders of the Company, if any, required by the Delaware Law and the Company's Certificate of Incorporation;

          (iii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

          (iv) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by any Governmental Entity, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity shall be in effect, which would make the acquisition or holding by the Parent or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger.

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     In addition, the obligation of the Purchaser and the Parent to consummate the Merger is subject to the further condition that at or prior to the Effective Time, all governmental and third-party consents and approvals required to be obtained by the Company to consummate the Merger shall have been obtained, except for (a) consents required under the Company's credit facility with NationsBank, National Association as in effect on the date of the Merger Agreement and (b) such consents and approvals where the failure to obtain such consent or approval would not have a Material Adverse Effect.

     Acquisition Proposals

     The Company has agreed in the Merger Agreement that it shall not, and shall not authorize or permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries, to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) enter into, maintain, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal with any person, entity or group other than the Parent, the Purchaser or their respective direct or indirect subsidiaries or affiliates (a "Third Party"). Notwithstanding the foregoing, the Company, its subsidiaries, and their respective officers, directors, employees, representatives, agents and affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries, may (i) in the case of a Qualified Acquisition Proposal only, furnish or cause to be furnished information concerning the Company's business, properties or assets to a Third Party (subject to such Third Party executing a confidentiality agreement on terms no less favorable to the Company than those in the confidentiality agreement previously entered into by the Parent and the Company), (ii) in the case of a Qualified Acquisition Proposal only, enter into, participate in, conduct or engage in discussions or negotiations with such Third Party, (iii) to the extent that the Board of Directors of the Company is required by its fiduciary duties, as advised by counsel, take any position with respect to an Acquisition Proposal in accordance with Rules 14a-9 and 14e-2 promulgated under the Exchange Act, and (iv) in the case of a Qualified Acquisition Proposal only and only prior to the acceptance for payment of that number of Shares tendered pursuant to the Offer sufficient to satisfy the Minimum Condition and in compliance with the provisions of the Merger Agreement, enter into an agreement to consummate a Qualified Acquisition Proposal.

     "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or its subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or any significant portion of the assets or 25% or more of the equity securities of, the Company or any of its subsidiaries, in a single transaction or series of related transactions; (ii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     "Qualified Acquisition Proposal" means an unsolicited, bona fide, written Acquisition Proposal made by a Third Party that the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger (based on the opinion, with only customary qualifications, of the Company's independent financial advisor that the value of the consideration to the Company's stockholders provided for in such proposal exceeds the value of the consideration to the Company's stockholders provided for in the Merger Agreement by the Offer and the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company (based on the advice of the Company's independent financial advisor), is reasonably capable of being obtained by such Third Party and which Acquisition Proposal, in the good faith judgment of the Board of Directors of the Company, is likely to be consummated.

     Such provisions do not prohibit the Company from making such disclosure to stockholders that, in the judgment of the Board of Directors of the Company, as advised by counsel, may be required by law or necessary to discharge any fiduciary duty imposed thereby.

     Pursuant to the Merger Agreement, the Company must immediately notify the Parent of, and disclose to the Parent all details of, (i) any Acquisition Proposal it receives, (ii) any written indications that any person is interested in making an Acquisition Proposal or (iii) the initiation and status of discussions or negotiations relating to any Acquisition Proposal (it being understood that pursuant to the Merger Agreement any Acquisition Proposal must be a Qualified Acquisition Proposal). In the event that the Company furnishes any nonpublic information to any party other than the Parent, it shall simultaneously provide the Parent with copies of or access to all such information.

     In addition, the Company may not enter into any agreement with any Third Party in connection with a Qualified Acquisition Proposal unless (i) at least three business days prior thereto the Company shall have provided the Parent and the Purchaser a copy of the Qualified Acquisition Proposal, (ii) within such three business day period, the Parent and the Purchaser do not make an offer which, in the good faith judgment of the Board of Directors of the Company (based on the advice of the Company's independent financial advisor) is at least as favorable to the Company's stockholders as such Acquisition Proposal, (iii) the Company shall have terminated the Merger Agreement in accordance with its terms, and (iv) prior thereto the Company shall have paid the fees specified in the Merger Agreement, and shall have deposited $500,000 in trust with a Qualified Commercial Bank for the payment of the expenses specified in the Merger Agreement.

     Conduct of Business

     Pursuant to the Merger Agreement, the Company has agreed that, except as otherwise expressly contemplated thereby, prior to the Effective Time: (a) the business of the Company and it subsidiaries shall in all material respects be conducted only in, and the Company and its subsidiaries shall not take any material action except in, the ordinary course of business and consistent with past practice, and the Company and its subsidiaries shall use all reasonable efforts, consistent with past practice, to maintain and preserve its and each subsidiary's business organization, assets, employees and advantageous business relationships and (b) the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent: (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other property) in respect of, any of its capital stock; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution of shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than the payment to holders of Company Options outstanding as of the date of the Merger Agreement of an amount equal to the difference between the price per Share to be paid in the Offer and the exercise price of such Company Options in exchange for the cancellation or termination of such Company Options;

          (ii) issue, deliver, sell, pledge or otherwise dispose of or encumber, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options or conversion of Convertible Notes outstanding as of the date of the Merger Agreement);

          (iii) amend its Certificate of Incorporation or Bylaws or other comparable charter or organizational documents;

          (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or

     (B) any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

          (v) except in the ordinary course of business and consistent with past practice, sell, lease, license, pledge or otherwise dispose of or encumber any assets of the Company or any of its subsidiaries (including any indebtedness owed to them or any claims held by them);

          (vi) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any assets material to the Company and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or stock of any subsidiary, but excluding the sale of products in the ordinary course of business consistent with past practice);

          (vii) except as permitted by the Merger Agreement, enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company;

          (viii) incur or suffer to exist any indebtedness for borrowed money other than Permitted Indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances (other than to employees of the Company in the ordinary course of business) or capital contributions to, or investments in, any other person other than between the Company and its subsidiaries or any of them;

          (ix) make or agree to make any new capital expenditures or expenditures not already in process on the date of the Merger Agreement with respect to property, plant or equipment in excess of $150,000 in the aggregate for the Company and its subsidiaries, taken as a whole;

          (x) make any change in accounting methods, principles or practices, except insofar as may have been required by a change in generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

          (xi) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Commission Filings or the September 30 Financial Information or incurred thereafter in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any material confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;

          (xii) except in the ordinary course of business, materially modify, amend or terminate any material contract or agreement to which the Company or any of its subsidiaries is party, or knowingly waive, release or assign any material rights or claims;

          (xiii) other than in the ordinary course of business consistent with past practice, enter into any material contracts or agreements relating to the distribution, sale or marketing by third parties of the products of, or products licensed by, the Company or any of its subsidiaries;

          (xiv) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement and except as set forth on the Disclosure Schedules attached to the Merger Agreement, (A) adopt, enter into, terminate or amend any written employment agreement or any oral employment agreement that is not terminable by the Company or any subsidiary without any penalty, on notice of thirty days or less, or any benefit plan for the benefit or welfare of any current or former director, officer or employee, (B) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, (C) pay any material benefit not provided for under any benefit plan or employment or other compensation arrangement, other than the payment of bonuses following the date of the Merger Agreement to employees (other than officers and directors of the Company or any subsidiary) in the ordinary course of business and of a nature and in amounts consistent with past practice, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), or (E) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

          (xv) make any tax election or, except in the ordinary course of business consistent with past practice, settle or compromise any federal, state, local or foreign tax liability;

          (xvi) issue any options or commence any offering of Shares pursuant to the Company's employee stock purchase plan; or

          (xvii) authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

     Indemnification and Insurance

     Through the third anniversary of the Effective Time, the Parent will maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement, directors' and officers' liability insurance policies with coverages and other terms substantially as favorable to such directors and officers as is in effect on the date of the Merger Agreement. In no event, however, will the Parent be required to expend more than an amount per year equal to 150% of the current annual premium paid by the Company as of the date of the Merger Agreement for such insurance coverage.

     The Parent and the Purchaser have agreed in the Merger Agreement that all rights to indemnification, limitation of liability, exculpation, advancement of expenses and any and all similar rights existing on the date of the Merger Agreement in favor of present or former employees, agents, directors or officers of the Company and its subsidiaries as provided in their respective charters or by-laws (each as in effect on the date of the Merger Agreement) shall survive the Offer and the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of such claims.

     The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary and their respective heirs, executors, administrators, personal representatives or assigns (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), whether civil, criminal, administrative or investigative (a "Proceeding"), arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-laws as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     Each Indemnified Party shall give written notice to the Company or the Surviving Corporation, as the case may be (the "Indemnifying Party"), promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any Proceeding resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such Proceeding, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld, conditioned or delayed); and, provided, further, that the failure of any Indemnified Party to give notice as provided in the Merger Agreement shall not relieve the Indemnifying Party of its obligations under the Merger Agreement unless and to the extent that the Indemnifying party is adversely affected by such failure. The Indemnified party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. In the event that the Indemnifying Party does not assume the defense pursuant to the terms of the Merger Agreement of any Proceeding of which the Indemnifying Party receives notice, any expenses incurred by the Indemnified Party in defending such Proceeding shall be paid by the Indemnifying Party in advance of the final disposition of such matter, provided, however, that the payment of such expenses incurred by the Indemnified Party in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnified Party to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified by the Indemnifying Party in accordance with the Merger Agreement. The Indemnified Party shall cooperate with the Indemnifying Party and provide access to all documents necessary or beneficial to the defense of any Proceeding. Neither the Company nor the Surviving Corporation shall be liable for any settlement of any Proceeding effected without its written consent.

     The Merger Agreement also provides that in the event the Company or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, then, and in each such case, the Parent will either guarantee the indemnification obligations described above or cause to be made proper provision so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, assume the indemnification obligations described above.

     Fees and Expenses

     The Merger Agreement provides that, except as otherwise provided in the Merger Agreement, each party thereto shall bear all of the fees and expenses incurred by it in connection with the negotiation and performance of the Merger Agreement and no party to the Merger Agreement may recover any such fees and expenses from another party upon termination of the Merger Agreement.

     If, however, (i) the Company's Board of Directors, whether or not in the exercise of its fiduciary or other legal duties, either (A) shall have failed to approve or recommend, or shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of, the Offer, the Merger or the Merger Agreement and the Parent shall have elected to terminate the Merger Agreement as a result thereof, or (B) take any action (other than as expressly permitted under the terms of the Merger Agreement) with respect to any Qualified Acquisition Proposal other than to recommend rejection of the Qualified Acquisition Proposal (including taking a position of neutrality or failing to take any position within ten business days after the making or commencement of a Qualified Acquisition Proposal); or (ii) prior to the final expiration of the Offer, an Acquisition Proposal shall have become publicly known and the Merger Agreement is terminated (other than as a result of a material breach of the Merger Agreement by the Parent or the Purchaser) and, within 12 months after such termination, (A) the Company enters into a merger or other agreement that contemplates the consummation of an Acquisition Proposal at a price equal to or greater than the aggregate consideration payable for Shares pursuant to the Offer and the Merger or (B) the holders of Shares become entitled to receive consideration per Share greater than the Merger Consideration in a transaction or series of transactions in connection with an Acquisition Proposal or (iii) the Company elects to terminate the Merger Agreement in order to enter into an agreement with a Third Party to consummate a Qualified Acquisition Proposal, then, in each such case, the Company shall pay the Parent $7,450,000 in cash and an amount equal to the reasonable out-of-pocket expenses incurred by the Parent and the Purchaser in connection with the evaluation, negotiation, implementation and consummation of the transactions contemplated by the Merger Agreement (including fees and expenses of legal counsel, solicitors, accountants, printers and financial advisors and investment bankers); provided, however, that, in no event shall the amount of such expenses exceed $500,000. The Company is also required to reimburse the Parent for up to $500,000 in expenses in certain circumstances if the Parent terminates the Merger Agreement because of a failure by the Company to perform in any respect any of its material obligations under the Merger Agreement.

     Termination

     The Merger Agreement may be terminated at any time prior to the Effective Time (whether prior to or after approval by the stockholders of the Company), as follows:

          (a) by the mutual written consent of the Boards of Directors of the Parent and the Company; or

          (b) by the Company:

             (i) if neither the Parent nor any of its subsidiaries or affiliates shall have (A) publicly announced its intention to make the Offer no later than the first business day following the date of the Merger Agreement or (B) commenced the Offer within five business days of such announcement unless such failure to commence is due to a material breach of the Merger Agreement by the Company; or

             (ii) if, in the absence of any material breach of the Merger Agreement by the Company, (A) the Offer shall have been terminated or the Purchaser shall have allowed the Offer to expire without the purchase of such number of Shares thereunder as satisfies the Minimum Condition; or (B) neither the Parent nor any of its subsidiaries or affiliates shall have paid for all Shares validly tendered pursuant to the Offer and not withdrawn within 60 days after the commencement of the Offer; or

             (iii) if the Effective Time shall not have occurred on or before March 31, 1999 due to a failure of any of the conditions to the obligation of the Company to effect the Merger set forth in the Merger Agreement; or

             (iv) if, prior to the purchase of any Shares pursuant to the Offer, the Parent or the Purchaser fails to perform any of their respective obligations under the Merger Agreement and such failure or nonperformance materially impairs the Parent's and the Purchaser's ability to consummate the Offer or the Merger; or

             (v) if the Company has, in accordance with the terms of the Merger Agreement, entered into an agreement with a Third Party to consummate a Qualified Acquisition Proposal; or

             (vi) if there shall have been a breach of any material representation and warranty of the Purchaser or the Parent set forth in the Merger Agreement prior to the expiration or termination of the Offer, which breach is not cured within five days following written notice thereof by the Company to the Purchaser and the Parent; or

          (c) by the Parent:

             (i) if, due to an occurrence that would result in a failure to satisfy any of the conditions to the Offer described in the Merger Agreement, the Parent or any of its subsidiaries or affiliates shall have (A) failed to commence the Offer within five business days of the date on which the Purchaser's intention to make the Offer is publicly announced; (B) terminated the Offer without the purchase of any Shares thereunder; or (C) failed to pay for Shares pursuant to the Offer within 60 days after the commencement of the Offer; or

             (ii) if the Effective Time shall not have occurred on or before March 31, 1999 due to a failure of any of the conditions to the obligations of the Parent and the Purchaser to effect the Merger set forth in the Merger Agreement otherwise than as a result of a material breach or default by the Parent or Purchaser under the Merger Agreement; or

             (iii) if the Company's Board of Directors, whether or not in the exercise of their fiduciary or other legal duties, either (A) shall have failed to approve or recommend, or shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of, the Offer, the Merger or the Merger Agreement or (B) takes any action (other than as expressly permitted under the Merger Agreement) with respect to any Qualified Acquisition Proposal other than to recommend rejection of the Qualified Acquisition Proposal (including taking a position of neutrality or failing to take any position within 10 business days after the making or commencement of a Qualified Acquisition Proposal); or

             (iv) if, prior to the purchase of any Shares pursuant to the Offer, the Company fails to perform in any respect any of its material obligations under the Merger Agreement which failure to perform, (other than failure to perform an obligation described under the heading "Acquisition Proposals," as to which there will be no cure period) is not cured within five days following notice thereof by the Parent to the Company; or

          (d) by either the Company or the Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this provision shall have performed its obligations under the Merger Agreement to use reasonable efforts to avoid such event.

     Amendment

     Subject to the amendment provision described above under "-- Designation of Directors," the Merger Agreement may not be amended except by action of the Boards of Directors of each of the parties to the Merger Agreement, set forth in an instrument in writing signed on behalf of each of the parties; provided, however, that if the Merger Agreement and the Merger are subject to stockholder approval, then after such approval, no amendment shall be made which by law requires further approval by such stockholders without obtaining such further approval.

     Waiver

     At any time prior to the Effective Time, whether before or after any meeting of the stockholders of the Company to vote on the Merger, any party to the Merger Agreement, subject to the waiver provisions described above under "-- Designation of Directors," by action taken by its Board of Directors, subject to the provisions of the Merger Agreement, may (i) extend the time for the performance of any of the obligations or other acts of any other party to the Merger Agreement or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, provided, however, that if the Merger Agreement and the Merger are subject to stockholder approval then, after such approval, no waiver shall be made which by law requires further approval by such stockholders without obtaining such further approval. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

     Guarantee

     Pursuant to the Merger Agreement, the Parent has unconditionally and irrevocably guaranteed the Purchaser's obligations under the Merger Agreement and has agreed to be liable for any breach of the Merger Agreement by the Purchaser.

     Treatment of Options

     Pursuant to terms of the Merger Agreement, as of the Effective Time, the Parent shall assume the Option Plan and the obligations of the Company thereunder and all of the Company Options which are then outstanding shall be assumed by the Parent. Immediately after the Effective Time, each Company Option shall constitute an option to acquire, on the same terms and conditions as were applicable to Company Options immediately prior to the Effective Time, such number of shares of common stock, par value $1.00 per share, of the Parent (the "Parent Common Stock") as is equal to the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal (or if not so reported in another authoritative source), for the ten trading days ending on the date of the expiration of the Offer (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each such assumed Company Option shall be equal to the per share exercise price of such Company Option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the average closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal (or if not so reported in another authoritative source), for the ten trading days ending on the date of the expiration of the Offer and the denominator of which is the Merger Consideration (with any fraction resulting from such multiplication to be rounded up to the nearest whole cent). Except as otherwise provided in the Merger Agreement, the term, exercisability, vesting schedule, status and all of the other terms of the Company Options shall otherwise remain unchanged.

     As soon as practicable after the Effective Time, the Parent shall, with respect to all shares of Parent Common Stock subject to such Company Options,
(i) either (x) file a Registration Statement on Form S-8 (or any successor form) under the Securities Act or (y) file any necessary amendments to the Company's previously filed Registration Statements on Form S-8 in order that the Parent will be deemed a "successor registrant" thereunder, and, in either event, shall use all reasonable efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding, and (ii) take all actions necessary to have such shares of Parent Common Stock approval for listing on the NYSE subject to official notice of issuance.

     Notwithstanding the foregoing, pursuant to the terms of the Merger Agreement and the Option Plan, the Compensation Committee of the Board of Directors has resolved to vest all Company Options upon the closing of the Offer and to cash out the Company Options of holders requesting the Company to do so. Holders of Company Options who request that such Company Options be cashed out shall be paid an amount equal to the difference between the price per Share to be paid in the Offer and the exercise price, and such Company Options shall thereupon be cancelled. Such payment shall be made within one business day of the closing of the Offer.

                          THE STOCKHOLDERS' AGREEMENT

     The following is a summary of the Stockholders' Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders' Agreement.

     The Parent and the Purchaser have entered into the Stockholders' Agreement, dated as of October 21, 1998 with Martin E. Franklin, Ian G.H. Ashken, Richard
D. Capra and George B. Clairmont (the "Management Stockholders"), with respect to 993,684 Shares outstanding as of the date of the Merger Agreement and beneficially owned by the Management Stockholders and an additional 1,752,338 shares subject to options held by the Management Stockholders. Pursuant to the Stockholders' Agreement, each of the Management Stockholders agreed: (i) to validly tender and not withdraw, pursuant to and in accordance with the terms of the Offer, (x) within five business days after the commencement of the Offer, all Shares owned by such Management Stockholder as of the date of the Stockholders' Agreement, and (y) prior to the scheduled expiration of the Offer, any additional Shares acquired after the date of the Stockholders' Agreement by such Management Stockholder; (ii) to vote all Shares that such Management Stockholder is entitled to vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto;
(iii) not to vote in favor of any Acquisition Proposal reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, or any corporate actions the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement; (iv) revoke any and all previous proxies granted with respect to such Management Stockholders' Shares, and to appoint the Purchaser as such Management Stockholder's attorney-in-fact and proxy to vote the Shares in such manner and upon such matters as the Purchaser shall, in the Purchaser's sole discretion, deem proper; (v) not to grant any proxies or enter into any voting trust or other arrangement with respect to the voting of any Shares; and
(vi) not to sell, assign, transfer, encumber or otherwise dispose of any Shares, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares, except for transfers by gift of options to purchase Shares to any charitable organization, with the prior written consent of the Purchaser.

     The proxy grant pursuant to the Stockholders' Agreement shall be revoked upon termination of the Stockholders' Agreement in accordance with its terms. The Stockholders' Agreement, and the Management Stockholders' obligations thereunder, shall expire on the first to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders' Agreement may be terminated by the Purchaser and the Parent upon written notice to the Management Stockholders.

                               OTHER ARRANGEMENTS

     On October 21, 1998, each of William Sullivan, George Clairmont, Harrison Augur and David Moore was granted a stipend in the amount of $15,000, which amount is equal to the annual remuneration received by such non-executive directors, by the Board of Directors of the Company in recognition of their extraordinary efforts in connection with the negotiations with the Parent concerning the Offer and the Merger Agreement.

     Reference is hereby made to the information contained in Annex I attached hereto under the heading "EXECUTIVE COMPENSATION -- Summary Compensation Table," "-- Options/SAR Grants Table," "-- Employment Agreements," and "-- Other" for a description, among other things, of certain payments that will be payable to certain executive officers of the Company upon the occurrence of a "Change in Control" of the Company, and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and by such reference, such information is incorporated herein as though fully set forth herein.

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




ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders, following the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer.



     On October 27, 1998, Rachel Samet filed a purported class action suit in Delaware Chancery Court against the Company and its officers and directors seeking, among other things, a preliminary and permanent injunction against the defendants proceeding with the proposed transaction and seeking, in the event that the proposed transaction is consummated, among other things, rescission or an award of rescissory and compensatory damages to the class. The Company intends to vigorously defend against the plaintiff's claims.



     The Parent originally filed a Pre-Merger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice (the "Antitrust Division") in connection with the Offer of October 22, 1998. Pursuant to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), the purchase of Shares pursuant to the Offer is subject to a 15-calendar day waiting period following the filing of the Pre-Merger Notification and Report Form. The waiting period relating to the original filing was scheduled to expire at 11:59 p.m. Eastern time, on November 6, 1998.



     On November 5, 1998, in order to provide the Antitrust Division with additional time to complete its review of the Parent's proposed acquisition of the Company, the Parent withdrew its original Pre-Merger Notification and Report Form. On November 6, 1998, the Parent submitted a new Pre-Merger Notification and Report Form. As a result of the withdrawal and refiling, a new regulatory waiting period under the HSR Act commenced on November 6, 1998 and will expire at 11:59 p.m. Eastern time, on November 21, 1998, unless such waiting period is earlier terminated by the Federal Trade Commission or the Antitrust Division or extended by a request from the Federal Trade Commission or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period.

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                          LUMEN TECHNOLOGIES, INC.

                                          By: /s/ Martin E. Franklin
                                             -----------------------------------
                                              Name:  Martin E. Franklin
                                              Title:  Chairman of the Board

Dated: November 9, 1998


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